Exhibit 99.1

April 8, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read section Change in Registrant’s Certifying Accountant of Form 6-K dated April 8, 2025, of China Natural Resources, Inc. and are in agreement with the statements contained in the second, third and fifth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young Hua Ming LLP

 Ernst & Young Hua Ming LLP

 Beijing, the People’s Republic of China